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Kevin F. Cahill kevin.cahill@dechert.com +1 949 442 6051 Direct +1 949 681 8646 Fax

April 12, 2021

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Valerie Lithotomos, Esq.

Re:	FPA Funds Trust (the “Registrant”)
1933 Act File No. 33-79858
1940 Act File No. 811-08544

Dear Ms. Lithotomos:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff, provided telephonically to Kevin Cahill and Jonathan Massey of Dechert LLP on March 17, 2021, on Post-Effective Amendment (“PEA”) No. 99 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 100 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a) under the 1933 Act on February 16, 2021. PEA No. 99 was filed to provide the staff with the opportunity to review the Registrant’s updated disclosure related to registering Advisor Class shares of Registrant’s series, the FPA Flexible Fixed Income Fund (the “Fund”).

Throughout this letter, capitalized terms have the same meaning as in PEA No. 99, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

Prospectus:

Fee Table

1.	Comment: Prior to making the 485(b) filing, please supplementally file the Fund’s completed fee table as correspondence.

Response: The Registrant confirms that the completed fee table, which is attached as Exhibit A to this response letter, has been filed as correspondence.

April 12, 2021 Page 2

2.	Comment: If no 12b-1 fees will be charged in connection with shares of the Fund, consider removing the 12b-1 line item from the fee table.

Response:  The Registrant acknowledges the staff’s comment and respectfully believes that maintaining the 12b-1 line item provides useful information to Fund shareholders and potential investors.

3.	Comment: In relation to footnote 1 to the fee table, please confirm whether the term “Advisory Agreement” is a defined term referring to the investment advisory agreement between the Fund and FPA, and if appropriate consider clarifying this disclosure.

Response:  The Registrant confirms that the term “Advisory Agreement” as used in this footnote refers to the investment advisory agreement between the Fund and FPA.

4.	Comment: In relation to the same footnote, confirm that the contractual expense limit agreement described in this footnote will be in place for a period of at least one year from the effective date of the prospectus.

Response:  The Registrant confirms that contractual expense limit agreement described in this footnote will be in place for a period of at least one year from the effective date of the prospectus.

Expense Example

5.	Comment: Supplementally confirm that the expense examples will only reflect fee waivers during the contractual period of the current expense limit agreement.

Response:  The Fund hereby confirms that the expense examples only reflect fees that will be waived during the 2-year contractual period of the current expense limit agreement.

Principal Investment Strategies

6.	Comment: Please revise the disclosure to provide a plain-English explanation of what is meant by the term “supra-nationals.”

Response:  The Registrant has revised the relevant disclosure to provide a plain-English explanation of what is meant by the term “supra-nationals.”

April 12, 2021 Page 3

7.	Comment: We note that the Fund discloses that it may invest in ETFs as component of its principal investment strategies. Please confirm whether the costs to the Fund of investing in such ETFs is at least 1 bp and, if applicable, disclose the AFFE costs to the Fund in a separate line item of the Fund’s fee table.

Response:  The Registrant confirms that the current costs to the Fund of any investments in ETFs is less than 1 bp. In addition, the Registrant confirms that in the event the costs to the Fund of investing in such ETFs increases to at least 1 bp, the Fund will disclose its AFFE costs in the Fund’s fee table, consistent with relevant requirements.

8.	Comment: We note that: (1) in the prospectus, the Fund discloses that it may invest in “currencies not used for hedging purposes,” as component of its principal investment strategies; and (2) in the SAI, the Fund discloses, “[t]he Fund may engage in currency transactions, including currency forward contracts, currency futures contracts, currency swaps and other strategic transactions, in each case for hedging purpose only” (emphasis added). Please reconcile these two disclosures by revising as appropriate.

Response:  The Registrant acknowledges the staff’s comment, and has conformed relevant disclosure in the prospectus and SAI to clarify that the Fund may invest in currencies for both hedging and investment purposes.

Principal Risks

9.	Comment: Significant market events have occurred since this post-effective amendment was filed as a result of the COVID-19 pandemic. Please consider whether the Portfolios’ disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets. If the Registrant believes that no additional disclosure is warranted, please explain why not.

Response:  The Registrant notes that the Fund includes a discussion of specific risks related to the COVID-19 pandemic within the market risk discussion in the Fund’s “Additional Information about Principal Risks” section of its Prospectus that responds to Item 9 of Form N-1A, and includes a general discussion of risks related to “public health emergencies, such as the spread of infectious illness or disease” in the Fund’s “Principal Risks” section of its Prospectus that responds to Item 4 of Form N-1A. The Registrant believes that these risk descriptions continue to reasonably describe the risks to the Fund related to the COVID-19 pandemic, consistent with relevant instructions on Form N-1A.

April 12, 2021 Page 4

10.	Comment: Consider adding a cybersecurity risk factor as a principal risk factor. If the Registrant believes that no additional disclosure is warranted, please explain why not.

Response:  The Registrant notes that it has included cybersecurity risk disclosure in the market and management risk factors described in the Fund’s “Additional Information about Principal Risks” section of its Prospectus. The Fund believes that cybersecurity risks constitute both market and management risks and that describing relevant cybersecurity risks within each of these principal risks is appropriate and informative for shareholders.

11.	Comment: We note that “Risks Associated with Short Selling” are included in the Fund’s principal risks. If applicable, please confirm that the Fund’s expenses related to short selling are included in the fee table.

Response:  The Registrant confirms that while the Fund may engage in short selling as a component of its principal investment strategies, the Fund is not presently engaged in short selling, and accordingly does not currently have expenses related to short selling. In addition, the Registrant confirms that when applicable, the Fund will include its expenses related to short selling in the fee table, consistent with relevant requirements.

*       *       *

Should you have any questions or comments, please contact the undersigned at 949.442.6051.

Sincerely,

/s/ Kevin Cahill

Kevin Cahill

KFC

April 12, 2021 Page 5

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The table and example below do not reflect commissions that a shareholder may be required to pay directly to a broker or other financial intermediary when buying or selling shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

	Institutional Class	Advisor Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load)(as a percentage of original sales price or redemption proceeds, as applicable)	None	None
Redemption Fee	None	None
Exchange Fee	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Advisor Class
Management Fees	0.50%	0.50%
Distribution (12b-1) Fees	None	None
Other Expenses	0.27%	0.37%
Total Annual Fund Operating Expenses	0.77%	0.87%
Expense Reimbursement(1)	0.28%	0.28%
Total Annual Fund Operating Expenses after Expense Reimbursement	0.49%	0.59%

(1) First Pacific Advisors, LP (the "Adviser" or "FPA"), the Fund's investment adviser, has contractually agreed to reimburse the Fund for Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage fees and commissions payable by the Fund in connection with the purchase or sale of portfolio securities, redemption liquidity service expenses, and extraordinary expenses, including litigation expenses not incurred in the Fund's ordinary course of business) in excess of 0.49% of the average net assets of the Fund attributable to the Institutional Class and 0.59% of the average net assets of the Fund attributable to the Advisor Class for the period ending April 30, 2022, and in excess of 0.59% of the average net assets of the Fund attributable to the Institutional Class and 0.69% of the average the net assets of the Fund attributable to the Advisor Class for the one-year period ending April 30, 2023. During the term of the current expense limit agreement, beginning April 16, 2021 and ending April 30, 2023, any expenses reimbursed to the Fund by FPA during any of the previous 36 months may be recouped by FPA, provided the Fund's Total Annual Fund Operating Expenses do not exceed the then-applicable expense limit. Beginning May 1, 2023, any expenses reimbursed to the Fund by FPA during any of the previous 36 months may be recouped by FPA, provided the Fund's Total Annual Fund Operating Expenses do not exceed 0.64% of the average net assets of the Fund attributable to the Institutional Class and 0.74% of the average net assets of the Fund attributable to the Advisor Class for any subsequent calendar year, regardless of whether there is a then-effective higher expense limit. This agreement may only be terminated earlier by the Fund's Board of Trustees (the "Board") or upon termination of the Advisory Agreement.